Shanda Online and Razer Partner to Enhance Gamers’ Experience

Shanghai, China – April 22, 2009 – Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (the “Company”), today announced that it has established a strategic cooperation with Razer to promote Razer’s high-end precision gaming and lifestyle peripherals.

Pursuant to the partnership, Shanda Online’s users will have the opportunity to experience Razer gaming peripherals through Shanda Online’s renowned loyalty program and other dedicated promotions.

“We are pleased to partner with Razer to leverage each company’s respective strengths,” said Mr. Alan Tan, President and Chief Technology Officer of the Company. “This marks a further step of Shanda’s initiative to open our outstanding resources and cooperate with more Internet companies.”

“Shanda Online has traditionally been working with game developers and operators,” said Ms. Judy Wang, Chief Executive Officer of Shanda Online. “With the new partnership, Shanda Online aims to provide our users a superior way to enjoy the game play experience.”

“In line with Razer’s expansion plans for China, we are pleased to work with Shanda Online to introduce Razer’s professional gaming products,” said Mr. Min-Liang Tan, Chief Executive Officer of Razer. “We are confident the partnership will offer gamers the very best gaming products and services available.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future cooperation between Shanda and Razer, and the development of the online interactive entertainment industry, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the future cooperation between Shanda and Razer, the online game industry, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Online

Shanda Online Holdings Limited (“Shanda Online”) is an integrated online and value-added service platform offering rich multi-media content. Through its infrastructure, which includes multi-channel sales and distribution, leading billing and payment services, and customer relationship management systems augmented by a world-class security system, Shanda Online provides a large and broad base of internet users with a one-stop platform to access content. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

About the Razer Group
Headquartered in Carlsbad, California, Razer™ collaborates with gamers to develop, manufacture and market cutting-edge gaming peripherals utilizing proprietary technologies that give gamers the competitive edge. Razer products have earned critical praise and won multiple awards from around the world for their precision, sensitivity, usability and distinctions in product design. Razer’s products have a reputation for being the leader in gaming peripheral technology, with every single product engineered to near perfection. For more information, please visit www.razerzone.com.
Razer — For Gamers. By Gamers.™

Contact
Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Phone: +86-21-5050-4740
E-mail: IR@snda.com

Razer
Jaclyn Lo
Razer PR Manager (Asia Pacific)
Phone: +65-6505-2129
E-mail£ºjaclyn@razerzone.com